Mail Stop 4561
Via fax: (817) 224-8381

May 26, 2010

Mr. Michael J. Thorne
Chief Financial Officer
DynCorp International Inc.
3190 Fairview Park Drive, Suite 700
Falls Church, VA 22042

> **Re:** **DynCorp International Inc.**
> **Form 10-K for Fiscal Year Ended April 3, 2009**
> **Filed June 11, 2009**

Dear Mr. Thorne:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief